UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A[1]

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 27, 2003



PLX TECHNOLOGY, INC.
(Exact Name of Registrant as Specified in its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-25699	94-3008334
(Commission File Number)	(I.R.S. Employer Identification No.)

870 Maude Avenue Sunnyvale, CA	94085
(Address of Principal Executive Offices)	(Zip Code)

(408) 774-9060
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

[1]

THIS REPORT AMENDS THE REGISTRANT'S REPORT ON FORM 8-K ORIGINALLY
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 27, 2003.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

On May 27, 2003, PLX Technology, Inc., a Delaware corporation ("PLX"), filed a Current Report on Form 8-K to report its acquisition of HiNT Corporation, a California corporation ("HiNT Corp."). As permitted under Items 7(a)(4) and (b)(2) of Form 8-K, PLX indicated that it would file the financial statements and pro forma financial information required under Item 7 of Form 8-K no later than the date required. This Amendment No. 1 of Current Report on Form 8-K provides the required financial information and amends Item 7 of the Current Report on Form 8-K filed by PLX on May 27, 2003.

(a)   Audited Financial Statements of Business Acquired

The following historical financial information of HiNT Corp. is filed herewith on the pages listed below:

Independent Auditors' Report…………………...……...………………………………………...4
Balance Sheet as of July 31, 2002…………………………………………………………………5
Statement of Income and Accumulated Deficit for the year ended July 31, 2002………...6
Statement of Cash Flows for the year ended July 31, 2002………………………………7
Notes to the Financial Statements……………...……………………………………………..8

Unaudited Financial Statements of Business Acquired

The following unaudited financial information of HiNT Corp. filed herewith on the pages listed below:

Unaudited Balance Sheet as of April 30, 2003………………………………………………...……..15
Unaudited Statement of Income and Accmulated Deficit for the nine months ended April 30, 2003…...16
Unaudited Statement of Cash Flows for the nine months ended April 30, 2003..………………….…17
Notes to the Unaudited Financial Statements……………...…………………………….…………..18

(b)   Pro Forma Financial Statements

The following unaudited pro forma combined financial information of PLX Technology, Inc. and HiNT Corp., Inc. is filed herewith on the pages listed below:

Introduction…………………………………………………………………………………………25
Unaudited Pro Forma Combined Statements of Operations for the year ended December 31, 2002……..…..26
Unaudited Pro Forma Combined Statements of Operations for the three months ended March 31, 2003..…..27
Unaudited Pro Forma Combined Balance Sheet as of March 31, 2003………………..………………..28
Notes to Unaudited Pro Forma Combined Financial Statements……………………………………..29

(c)   Exhibits

EXHIBIT NO.	DESCRIPTION
2.1	Agreement and Plan of Reorganization dated May 6, 2003 by and among PLX Technology, Inc., HT Acquisition Sub, LLC, HiNT Corporation and Herbert Chang as Shareholders' Agent. (PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 27, 2003 AS EXHIBIT 2.1 TO THE REGISTRANT'S FORM 8K AND INCORPORATED HEREIN BY REFERENCE)
23.1	Consent of Frank, Rimerman & Co. LLP, independent auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLX TECHNOLOGY, INC.
(the Registrant)

By: /s/ MICHAEL J. SALAMEH
        Michael J. Salameh
        President

Dated: August 5, 2003

INDEPENDENT AUDITORS' REPORT

Board of Directors
HiNT Corporation
Fremont, California

We have audited the accompanying balance sheet of HiNT Corporation as of July 31, 2002 and the related statements of income and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HiNT Corporation as of July 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, all of the Company's capital stock was acquired by PLX Technology, Inc. on May 22, 2003.

/s/ Frank, Rimerman & Co. LLP

June 30, 2003

HiNT CORPORATION
BALANCE SHEET

ASSETS

	July 31, 2002
Current Assets	
Cash and cash equivalents	$ 1,640,417
Accounts receivable, net of $10,000 allowance for doubtful accounts	478,475
Inventory, net	716,292
Deferred contract costs and other	190,858
Deferred income taxes	566,100
Total current assets	3,592,142
Property and Equipment, net	303,822
Deferred Tax Asset	401,700
Deposits	138,679
	$ 4,436,343

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 375,510
Accrued salaries and related expenses	121,862
Deferred contract revenue	250,000
Total current liabilities	747,372
Deferred Rent	19,387
Commitments and Contingencies (Notes 1, 4, 8 and 9)	
Stockholders' Equity	
Series A convertible preferred stock, no par value - 4,200,000 shares authorized; 4,126,500 issued and outstanding (aggregate liquidation preference of $4,126,500)	4,093,746
Common stock, no par value - 26,000,000 shares authorized; 14,230,000 issued and outstanding	1,377,512
Accumulated deficit	(1,801,674)
Total stockholders' equity	3,669,584
	$ 4,436,343

The accompanying notes are an integral part of these financial statements.

HiNT CORPORATION			
STATEMENT OF INCOME AND ACCUMULATED DEFICIT			
			Year Ended
			July 31, 2002
Revenues			
Chip sales		$	3,579,520
Design services			305,000
			3,884,520
Cost of Revenues			
Chip sales			1,034,549
Design services			94,919
			1,129,468
Gross Margin			2,755,052
Operating Expenses			
General and administrative			466,553
Research and development			1,613,732
Sales and marketing			497,619
			2,577,904
Income from Operations			177,148
Other Income (Expense)			
Royalty income			189,245
Interest income			37,037
Loss on disposal of property and equipment			(3,232)
			223,050
Net Income before Income Tax Expense			400,198
Income Tax Expense			5,300
Net income			394,898
Accumulated Deficit, July 31, 2001			(2,196,572)
Accumulated Deficit, July 31, 2002		$	(1,801,674)

The accompanying notes are an integral part of these financial statements.

HiNT CORPORATION			
STATEMENT OF CASH FLOWS			
			Year Ended
			July 31, 2002
Cash Flows from Operating Activities			
Net income		$	394,898
Adjustments to reconcile net income to net cash			
used in operating activities:			
Depreciation and amortization			258,037
Increase in allowance for doubtful accounts			5,000
Increase in inventory allowance			79,000
Deferred income taxes			4,500
Loss on disposal of property and equipment			3,232
Changes in operating assets and liabilities:			
Accounts receivable			(359,283)
Inventory			(663,994)
Deferred contract costs and other current assets			(78,075)
Accounts payable and accrued expenses			222,864
Deferred contract revenue			50,000
Deferred rent			19,387
Net cash used in operating activities			(64,434)
Cash Flows from Investing Activities			
Purchase of property and equipment			(19,832)
Net cash used in investing activities			(19,832)
Decrease in Cash and Cash Equivalents			(84,266)
Cash and Cash Equivalents, July 31, 2001			1,724,683
Cash and Cash Equivalents, July 31, 2002		$	1,640,417
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest		$	-
Cash paid for income taxes		$	800

The accompanying notes are an integral part of these financial statements.

HiNT CORPORATION

NOTES TO FINANCIAL STATEMENTS

1.   Nature of Business and Sale of Company Capital Stock

HiNT Corporation (the "Company") was incorporated in California in September 1991 and is headquartered in Fremont, California. The Company designs and markets PCI Bridges for applications in embedded telecommunication and networking systems and performs design services for customers.

All of the Company's capital stock was acquired by PLX Technology, Inc. on May 22, 2003, at which time it became a wholly-owned subsidiary of PLX Technology, Inc.

2.   Significant Accounting Policies

Revenue Recognition:

Chip sales are recorded upon shipment to the customer. The Company also accrues for estimated sales returns of product based on past history. Design service revenue under fixed price contracts is recorded when the services have been completed and accepted by the customer. Amounts received from customers in excess of costs incurred on uncompleted contracts are recorded as deferred contract revenue.

Cash and Cash Equivalents:

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase. Cash and cash equivalents consist primarily of money market accounts on deposit with financial institutions.

Concentration of Credit Risk:

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents at two financial institutions. Amounts on deposit at these financial institutions are in excess of Federal Deposit Insurance Corporation insurable limits.

The Company generally does not require its customers to provide collateral or other security for accounts receivable. Management performs on-going credit evaluations of its customers' financial condition and provides an allowance for potential credit losses as necessary, and such credit losses have historically been within management's expectations.

Inventory:

Inventory, consisting of raw materials and finished goods, is stated at the lower of cost (on a first-in, first-out basis), or market.

Property and Equipment:

Property and equipment is recorded at cost. The Company depreciates property and equipment using the straight-line method over estimated useful lives ranging from one to five years. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated life of the asset.

Income Taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. Deferred income taxes are classified as current or non-current, based on the classifications of the related assets and liabilities giving rise to the temporary differences. A valuation allowance is provided against deferred income tax assets when their realization is not reasonably assured.

Research and Development:

Research and development expenses are charged to operations as incurred.

Fair Value of Financial Instruments:

The carrying amount of the Company's cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values due to their short maturities.

Stock-Based Compensation:

The Company generally grants stock options to its employees for a fixed number of shares with an exercise price equal to the fair value of the shares on the date of grant. As allowed under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS 123), the Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25) and related interpretations in accounting for stock awards to employees.

Compensation expense for options granted to non-employees has been determined in accordance with SFAS 123 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for options granted to non-employees is periodically re-measured as the underlying options vest.

Accounting for Impairment of Long-Lived Assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Balance Sheet Account Detail

Inventory:

Inventory consists of the following at July 31, 2002:

Raw materials	$	334,924
Finished goods		518,368
		853,292
Less inventory allowance		137,000
	$	716,292

Property and Equipment:

Property and equipment consists of the following at July 31, 2002:

Computer equipment	$	111,309
Software		608,367
Furniture and fixtures		62,652
Office equipment		69,541
Leasehold improvements		5,513
		857,382
Less accumulated depreciation and amortization		553,560
	$	303,822

4. Bank Line of Credit

The Company has a $250,000 bank line of credit which bears interest at the bank's prime interest rate (4.75% at July 31, 2002) and is secured by substantially all Company assets. There were no outstanding borrowings under the line of credit at July 31, 2002.

5. Income Taxes

Income tax expense consists of the following for the year ended July 31, 2002:

Current:		
Federal	$	-
State		800
		800
Deferred:		
Federal		61,700
State		(57,200)
		4,500
	$	5,300

The Company used net operating loss and research tax credit carryforwards to eliminate current income tax liabilities. The Company has federal and state net operating loss carryforwards of $2,261,300 and $1,414,500, respectively, which begin to expire in 2010 and 2003, respectively. Additionally, the Company has research tax credit carryforwards available to offset future taxes of $327,300, which begin to expire in 2010. The Company also has state research credit carryforwards of approximately $281,500, which do not expire.

The components of the Company's deferred income tax assets are as follows at July 31, 2002:

	Current	Non-Current
Net operating loss carryforwards	$ 204,000	$ 107,600
Research tax credit carryforwards	251,000	288,000
Depreciation and amortization	-	6,100
Accrued expenses and reserves	111,100	-
	$ 566,100	$ 401,700

The reconciliation of the Company's effective tax rate on income before income taxes to the statutory federal income tax rate is as follows:

Statutory Federal Income Tax Rate	34.0%
State income tax, net of federal tax benefit	5.5%
Research tax credits generated in 2002	(29.0%)
Permanent tax differences	(9.0%)
Effective income tax rate	1.5%

Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" for tax purposes, as defined in Section 382 of the Internal Revenue Code. The issuance of Series A preferred stock in April 2000 resulted in such an ownership change. As a result, net operating loss and tax credit carryforwards incurred through April 30, 2000 are subject to future annual limitations of approximately $207,000 and $18,300, respectively.

6. Stockholders' Equity

Convertible Preferred Stock:

The Company is authorized to issue 4,200,000 shares of convertible preferred stock, all of which has been designated as Series A by the Board of Directors. At July 31, 2002, 4,126,500 shares were issued and outstanding.

The rights, preferences, privileges and restrictions for Series A convertible preferred stock are as follows:

(a) Series A stockholders are entitled to receive non-cumulative dividends at an annual rate of $0.05 per share, when and if declared by the Board of Directors. Dividends on the preferred stock are payable prior to and in preference to dividends declared on common stock. No dividends have been declared through July 31, 2002.

(b) Series A shares have a liquidation preference equal to $1.00 per share, plus all declared but unpaid dividends, before any distribution or payment is made to common stockholders. If the assets and funds are not sufficient to permit the payment of the full preferential amount to Series A stockholders, then the entire assets and funds of the Company legally available for distribution are to be distributed ratably among the holders of the Series A in proportion to the full Series A preferential amount each holder is entitled to. Any remaining assets are divided on a pro rata basis among common stockholders. The merger or consolidation of the Company into another corporation is considered a liquidating event. The aggregate liquidation preference of Series A is $4,126,500 at July 31, 2002.

(c)   Series A shares are convertible, one-for-one, into common stock at the option of the holder, subject to adjustment for dilution, at a conversion price of $1.00 per share. Conversion will occur automatically upon the closing of a qualified initial public stock offering, as defined.

(d)   Series A shares are entitled to one vote for each share of common stock into which such preferred stock could then be converted, on all matters submitted to a vote of the stockholders of the Company excluding appointments to the Board of Directors. Series A stockholders, voting separately as a class, are entitled to elect one member to the Board of Directors. Common stockholders, voting separately as a class, are entitled to elect three members to the Board of Directors. All remaining Board members are elected by Series A and common stockholders, voting together.

Common Stock:

The Company is authorized to issue 26,000,000 shares of common stock. As of July 31, 2002, 14,230,000 shares were issued and outstanding.

Warrants:

In connection with bridge financing in 2000, the Company issued warrants to purchase 30,000 shares of common stock at $1.00 per share exercisable through March 2005. The estimated fair value of these warrants was $501.00. All warrants remain outstanding at July 31, 2002.

7.   Stock Option Plan

The Company has a stock option plan under which the Board of Directors has reserved 4,000,000 shares of common stock for issuance. Under the plan, the exercise price of an option cannot be less than the fair market value of one share of common stock on the date of grant for incentive stock options or 85% of the fair market value of one share of common stock for non-statutory stock options (not less than 110% of the fair market value for stockholders owning greater than 10% of all classes of stock). Fair market value is determined by the Board of Directors. Options expire after ten years (five years for stockholders owning greater than 10% of all classes of stock). Options generally vest 25% after one year and 1/36th per month thereafter. Certain options may be exercisable upon grant with the underlying shares subject to the Company's repurchase rights.

Stock option activity under the plan is as follows:

	Options Outstanding		
	Options Available	Number of Shares	Weighted-Average Exercise Price
Balances, July 31, 2001	1,335,000	2,635,000	$ 0.27
Granted	(400,000)	400,000	0.25
Canceled	10,000	(10,000)	0.25
Balances, July 31, 2002	945,000	3,025,000	$ 0.27

The following table summarizes information about stock options outstanding at July 31, 2002:

		Options Outstanding			Options Vested	
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	
$ 0.25	1,025,000	8.76	$ 0.25	309,167	$ 0.25	
0.27	2,000,000	7.58	0.27	1,208,333	0.27	
$ 0.25 – 0.27	3,025,000	7.98	$ 0.27	1,517,500	$ 0.27	

The Company applies APB 25 and related interpretations in accounting for activity under the plan. The Company has adopted the disclosure-only provisions of SFAS No. 123. The fair value of stock-based awards to employees has been calculated using the minimum value method with the following weighted-average assumptions: expected life of 5 years, risk-free rate of 4.14% and no dividends during the expected term. The minimum value method, which is allowed under SFAS No. 123 for privately-held companies, assumes zero volatility in the Company's stock price. The pro-forma effect of applying SFAS No. 123 to the Company's outstanding stock options is as follows at July 31, 2002:

Net income as reported	$ 394,898
Pro-forma effect of applying SFAS No. 123	(34,305)
Pro-forma net income	$ 360,593

8.   Facility Lease

The Company leases its facility under an operating lease agreement that expires in March 2005. Under terms of the lease, the Company is responsible for certain insurance, property taxes and maintenance expenses. The lease agreement contains scheduled rent increases over the term of the lease and related rent expense is calculated on a straight-line basis with the difference recorded as deferred rent. Rent expense was $293,000 in 2002.

Future minimum rent payments under the lease obligation are as follows at July 31, 2002:

2003	$ 283,800
2004	296,000
2005	203,600
	$ 783,400

9.   Major Customers and Supplier

The Company had two major customers in 2002. Major customers are defined as customers where sales were in excess of 10% of total revenues. Sales to these customers amounted to $1,595,600 or 41% of total revenues in 2002. Accounts receivable from major customers were $269,000 at July 31, 2002. In 2002, the Company received approximately 54% of its revenues from customers in Asia.

The Company purchased all raw materials from two suppliers in 2002. Although management believes there are other manufacturers available to provide similar products on comparable terms, a change in suppliers could cause delays and possible loss of sales, which could adversely affect operating results.

10.   Related Party Transactions

A Taiwan-based company, which owns 18% of the Company's outstanding stock, provides the Company with services related to purchasing of inventory, testing and packaging chips and the storing of inventory until items are shipped to customers. The Company incurred $226,557 in services from this stockholder, of which $17,345 was included in accounts payable at July 31, 2002.

11.   Employee Benefit Plan

The Company has a 401(k) plan to provide defined contribution retirement benefits for all employees. Participants may contribute a portion of their compensation to the plan, subject to the limitations under the Internal Revenue Code. The Company's contributions to the plan are at the discretion of the Board. The Company did not make any contributions to the plan for 2002.

HiNT CORPORATION

BALANCE SHEET

(Unaudited)

ASSETS

		April 30, 2003
Current Assets		
Cash and cash equivalents	$	2,371,327
Accounts receivable, net of $10,000 allowance for doubtful accounts		696,700
Inventory, net		544,583
Prepaid expenses and other		33,815
Deferred income taxes		602,600
Total current assets		4,249,025
Property and Equipment, net		141,152
Software Licenses, net		81,315
Deferred Income Taxes		72,200
Deposits		131,945
	$	4,675,637

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$	187,011
Accrued salaries and related expenses		207,793
Total current liabilities		394,804
Deferred Rent		23,180
Commitments and Contingencies		
Stockholders' Equity		
Series A convertible preferred stock, no par value - 4,200,000 shares authorized; 4,126,500 issued and outstanding (aggregate liquidation preference of $4,126,500)		4,093,746
Common stock, no par value - 26,000,000 shares authorized; 14,230,000 issued and outstanding		1,377,512
Accumulated deficit		(1,213,605)
Total stockholders' equity		4,257,653
	$	4,675,637

The accompanying notes are an integral part of these unaudited financial statements.

HiNT CORPORATION

STATEMENT OF INCOME AND ACCUMULATED DEFICIT

(Unaudited)

	Nine months ended April 30, 2003
Revenues	
Chip sales	$ 4,265,596
Design services	250,000
	4,515,596
Cost of Revenues	
Chip sales	1,077,396
Design services	185,985
	1,263,381
Gross Margin	3,252,215
Operating Expenses	
General and administrative	468,532
Research and development	1,619,964
Sales and marketing	327,843
	2,416,339
Income from Operations	835,876
Other Income	
Royalty income	25,000
Interest income	20,993
	45,993
Net Income before Income Tax Expense	881,869
Income Tax Expense	293,800
Net income	588,069
Accumulated Deficit, July 31, 2002	(1,801,674)
Accumulated Deficit, April 30, 2003	$ (1,213,605)

The accompanying notes are an integral part of these unaudited financial statements.

HiNT CORPORATION			
STATEMENT OF CASH FLOWS			
(Unaudited)			
			Nine months ended
			April 30, 2003
Cash Flows from Operating Activities			
Net income		$	588,069
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Depreciation and amortization			208,426
Increase in inventory allowance			8,250
Deferred income taxes			893,000
Changes in operating assets and liabilities:			
Accounts receivable			(218,225)
Inventory			163,459
Deferred contract costs and other current assets			163,777
Accounts payable and accrued expenses			(102,568)
Deferred contract revenues			(250,000)
Deferred rent			3,793
Net cash provided by operating activities			1,457,981
Cash Flows from Investing Activities			
Purchase of property and equipment			(18,651)
Purchase of software licenses			(108,420)
Net cash used in investing activities			(127,071)
Increase in Cash and Cash Equivalents			1,330,910
Cash and Cash Equivalents, July 31, 2002			1,640,417
Cash and Cash Equivalents, April 30, 2003		$	2,971,327
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest		$	-
Cash paid for income taxes		$	800

The accompanying notes are an integral part of these unaudited financial statements.

HiNT CORPORATION

NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. Nature of Business and Sale of Company Capital Stock

    HiNT Corporation (the Company) was incorporated in California in September 1991 and is headquartered in Fremont, California. The Company designs and markets PCI Bridges for applications in embedded telecommunication and networking systems and performs design services for customers.

    All of the Company's capital stock was acquired by PLX Technology, Inc. on May 22, 2003, at which time it became a wholly-owned subsidiary of PLX Technology, Inc.

2. Unaudited Interim Financial Statements

    The interim financial statements included in this report are unaudited. The Company believes the interim financial statements are presented on a basis consistent with the audited financial statements. The Company also believes that the interim financial statements contain all adjustments necessary for a fair presentation of the results for such interim periods. All of these adjustments are normal recurring adjustments. The results of operations for interim periods do not necessarily predict the operating results for the full year. The balance sheet as of April 30, 2003 does not include all disclosures required by generally accepted accounting principles as permitted by interim reporting requirements. The information included in this report should be read in conjunction with the audited financial statements and related notes included elsewhere herein.

3. Significant Accounting Policies

    Revenue Recognition:

    Chip sales are recorded upon shipment to the customer. The Company also accrues for estimated sales returns of product based on past history. Design service revenue under fixed price contracts is recorded when the services have been completed and accepted by the customer. Amounts received from customers in excess of costs incurred on uncompleted contracts are recorded as deferred contract revenue. There were no uncompleted contracts at April 30, 2003.

    Cash and Cash Equivalents:

    Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase. Cash and cash equivalents consist primarily of money market accounts on deposit with financial institutions.

    Concentration of Credit Risk:

    Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents at two financial institutions. Amounts on deposit at these financial institutions are in excess of Federal Deposit Insurance Corporation insurable limits.

    The Company generally does not require its customers to provide collateral or other security for accounts receivable. Management performs on-going credit evaluations of its customers' financial condition and provides an allowance for potential credit losses as necessary, and such credit losses have historically been within management's expectations.

    Inventory:

Inventory, consisting of raw materials and finished goods, is stated at the lower of cost (on a first-in, first-out basis), or market.

Property and Equipment:

Property and equipment is recorded at cost. The Company depreciates property and equipment using the straight-line method over estimated useful lives ranging from one to five years. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated life of the asset.

Software Licenses:

The Company amortizes purchased software licenses under the terms of the contracts. Accumulated amortization was $27,100 at April 30, 2003.

Income Taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. Deferred income taxes are classified as current or non-current, based on the classifications of the related assets and liabilities giving rise to the temporary differences. A valuation allowance is provided against deferred income tax assets when their realization is not reasonably assured.

Research and Development:

Research and development expenses are charged to operations as incurred.

Fair Value of Financial Instruments:

The carrying amount of the Company's cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values due to their short maturities.

Stock-Based Compensation:

The Company generally grants stock options to its employees for a fixed number of shares with an exercise price equal to the fair value of the shares on the date of grant. As allowed under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS 123), the Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25) and related interpretations in accounting for stock awards to employees.

Compensation expense for options granted to non-employees has been determined in accordance with SFAS 123 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for options granted to non-employees is periodically re-measured as the underlying options vest.

Accounting for Impairment of Long-Lived Assets:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Balance Sheet Detail

Inventory:

Inventory consists of the following at April 30, 2003:

Raw materials	$	178,674
Finished goods		511,159
		689,833
Less inventory allowance		145,250
	$	544,583

Property and Equipment:

Property and equipment consists of the following at April 30, 2003:

Computer equipment	$	116,390
Software		620,843
Furniture and fixtures		62,652
Office equipment		70,634
Leasehold improvements		5,513
		876,032
Less accumulated depreciation and amortization		734,880
	$	141,152

5. Bank Line of Credit

The Company has a $250,000 bank line of credit which bears interest at the bank's prime interest rate (4.25% at April 30, 2003) and is secured by substantially all Company assets. There were no outstanding borrowings under the line of credit at April 30, 2003.

6. Income Taxes

Income tax expense consists of the following for the nine months ended April 30, 2003:

Current:		
Federal	$	-
State		800
		800
Deferred:		
Federal		260,900
State		32,100
		293,000
	$	293,800

The Company used net operating loss and research credit carryforwards to eliminate its current income tax liabilities. The Company has federal and state net operating loss carryforwards of approximately $1,774,800 and $1,414,500, respectively, which begin to expire in 2010 and 2003, respectively. Additionally, the Company has research tax credit carryforwards available to offset future taxes of approximately $221,800, which begin to expire in 2010. The Company also has state research credit carryforwards of approximately $248,500, which do not expire.

The components of the Company's deferred income tax assets and liabilities are as follows at April 30, 2003:

	Current	Non-Current
Net operating loss carryforwards	$ 70,400	$ 66,100
Research tax credit carryforwards	425,900	-
Depreciation and amortization	-	6,100
Accrued expenses and reserves	106,300	-
	$ 602,600	$ 72,200

The reconciliation of the Company's effective tax rate on income before income taxes to the statutory federal income tax rate is as follows:

Statutory Federal Income Tax Rate	34.0%
State income tax, net of federal tax benefit	6.0%
Research tax credits generated in 2003	(12.7%)
Other	3.0%
Permanent tax differences	3.0%
Effective income tax rate	33.3%

Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" for tax purposes as defined in Section 382 of the Internal Revenue Code. The issuance of Series A preferred stock in April 2000 resulted in such an ownership change. As a result, net operating loss and tax credit carryforwards incurred through April 30, 2000 are subject to future annual limitations of approximately $207,000 and $18,300, respectively.

7. Stockholders' Equity

Convertible Preferred Stock:

The Company is authorized to issue 4,200,000 shares of convertible preferred stock, all of which has been designated as Series A by the Board of Directors. At April 30, 2003, 4,126,500 shares were issued and outstanding.

The rights, preferences, privileges and restrictions for Series A convertible preferred stock are as follows:

(a) Series A stockholders are entitled to receive non-cumulative dividends at an annual rate of $0.05 per share, when and if declared by the Board of Directors. Dividends on the preferred stock are payable prior to and in preference to dividends declared on common stock. No dividends have been declared through April 30, 2003.

(b) Series A stockholders have a liquidation preference equal to $1.00 per share, plus all declared but unpaid dividends, before any distribution or payment is made to common stockholders. If the assets and funds are not sufficient to permit the payment of the full preferential amount to Series A stockholders, then the entire assets and funds of the Company legally available for distribution are to be distributed ratably among the holders of the Series A in proportion to the full Series A preferential amount each holder is entitled to. Any remaining assets are divided on a pro rata basis among common stockholders. The merger or consolidation of the Company into another corporation is considered a liquidating event. The aggregate liquidation preference of Series A is $4,126,500 at April 30, 2003.

(c) Series A shares are convertible, one-for-one, into common stock at the option of the holder, subject to adjustment for dilution, at a conversion price of $1.00 per share. Conversion will occur automatically upon the closing of a qualified initial public offering, as defined.

(d) Series A shares are entitled to one vote for each share of common stock into which such preferred stock could then be converted, on all matters submitted to a vote of the stockholders of the Company excluding appointments to the Board of Directors. Series A stockholders, voting separately as a class, are entitled to elect one member to the Board of Directors. Common stockholders, voting separately as a class, are entitled to elect three members to the Board of Directors. All remaining Board members are elected by Series A and common stockholders, voting together.

Common Stock:

The Company is authorized to issue 26,000,000 shares of common stock. As of April 30, 2003, 14,230,000 shares were issued and outstanding.

Warrants:

In connection with bridge financing in 2000, the Company issued warrants to purchase 30,000 shares of common stock at $1.00 per share exercisable through March 2005. The estimated fair value of these warrants was $501. All warrants remain outstanding at April 30, 2003.

8. Stock Option Plan

The Company has a stock option plan under which the Board of Directors has reserved 4,000,000 shares of common stock for issuance. Under the plan, the exercise price of an option cannot be less than the fair market value of one share of common stock on the date of grant for incentive stock options or 85% of the fair market value of one share of common stock for non-statutory stock options (not less than 110% of the fair market value for stockholders owning greater than 10% of all classes of stock). Fair market value is determined by the Board of Directors. Options expire after ten years (five years for stockholders owning greater than 10% of all classes of stock). Options generally vest 25% after one year and 1/36th per month thereafter. Certain options may be exercisable upon grant with the underlying shares subject to the Company's repurchase rights.

Stock option activity under the plan is as follows:

	Options Outstanding		
	Options Available	Number of Shares	Weighted-Average Exercise Price
Balances, July 31, 2002	945,000	3,025,000	$ 0.27
Granted	(20,000)	20,000	0.50
Balances, April 30, 2003	925,000	3,045,000	$ 0.27

The following table summarizes information about stock options outstanding at April 30, 2003:

	Options Outstanding	Options Vested

Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$ 0.25	1,025,000	8.01	$ 0.25	531,146	$ 0.25
0.27	2,000,000	6.83	0.27	1,583,333	0.27
0.50	20,000	9.33	0.50	3,333	0.50
$0.25 – 0.50	3,045,000	7.24	$ 0.27	2,117,812	$ 0.27

The Company applies APB 25 and related interpretations in accounting for activity under the plan. The Company has adopted the disclosure-only provisions of SFAS No. 123. The fair value of stock-based awards to employees has been calculated using the minimum value method with the following weighted-average assumptions: expected life of 5 years, risk-free rate of 3.28% and no dividends during the expected term. The minimum value method, which is allowed under SFAS No. 123 for privately-held companies, assumes zero volatility in the Company's stock price. The pro-forma effect of applying SFAS No. 123 to the Company's outstanding stock options is as follows at April 30, 2003:

Net income as reported	$ 588,069
Pro-forma effect of applying SFAS No. 123	(28,174)
Pro-forma net income	$ 559,895

9. Facility Lease

The Company leases its facility under an operating lease agreement that expires in March 2005. Under terms of the lease, the Company is responsible for certain insurance, property taxes and maintenance expenses. The lease agreement contains scheduled rent increases over the term of the lease and related rent expense is calculated on a straight-line basis with the difference recorded as deferred rent. Rent expense was $212,000 for the nine months ended April 30, 2003.

Future minimum rent payments under the lease obligation are as follows at April 30, 2003:

2003 (3 months)	$ 72,000
2004	296,000
2005	206,600
	$ 574,600

10. Major Customers and Supplier

The Company had one major customer for the nine months period ended April 30, 2003. Major customers are defined as customers where sales were in excess of 10% of total revenues. Sales to this customers amounted to $1,970,700 or 44% of total revenues in 2003. The amount receivable from this major customer was $399,000 at April 30, 2003. In 2003, the Company received approximately 61% of its revenues from customers in Asia.

The Company purchased all raw materials from two suppliers in the nine months ended April 30, 2003. Although management believes there are other manufacturers available to provide similar products on comparable terms, a change in suppliers could cause delays and possible loss of sales, which could adversely affect operating results.

11. Related Party Transactions

A Taiwan-based company, which owns 18% of the Company's outstanding stock, provides the Company with services related to purchasing of inventory, testing and packaging chips and the storing of inventory until items are shipped to customers. The Company incurred $15,506 in services from this stockholder.

12. Employee Benefit Plan

The Company has a 401(k) plan to provide defined contribution retirement benefits for all employees. Participants may contribute a portion of their compensation to the plan, subject to the limitations under the Internal Revenue Code. The Company's contributions to the plan are at the discretion of the Board. The Company did not make any contributions to the plan for the nine months ended April 30, 2003.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma combined financial statements give effect to the merger of HiNT Corp. (“HiNT”) with and into PLX Technology, Inc (“PLX”).

The unaudited pro forma combined statements of operations for the three months ended March 31, 2003 and for the year ended December 31, 2002 give effect to the acquisition of HiNT as if they had occurred as of the beginning of the periods presented. The unuadited pro forma combined balance sheet presents the financial position of PLX at March 31, 2003 giving effect to the acquisition of HiNT as if it had occurred on such date.

The unaudited pro forma combined statement of operations for the year ended December 31, 2002 has been prepared by combining PLX’s historical consolidated statement of operations for the year ended December 31, 2002 with the statement of operations of HiNT for the year ended January 31, 2003. The statement of operations of HiNT for the year ended January 31, 2003 was derived by adding the statement of operations for the six months ended July 31, 2002 with the six months ended January 31, 2003.

The unaudited pro forma combined statement of operations for the three months ended March 31, 2003 has been prepared by combining PLX’s historical consolidated statement of operations for the three months ended March 31, 2003 with the statement of operations of HiNT’s for the three months ended April 30, 2003.

The unaudited pro forma combined balance sheet as of March 31, 2003 has been prepared by combining the historical consolidated balance sheet of PLX as of March 31, 2003 with the historical balance sheet of HiNT as of April 30, 2003.

The unaudited pro forma combined financial statements is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of future operating results.

The unaudited pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements, including the related notes thereto, of (i) PLX, included in its Form 10-K for the year ended December 31, 2002 and its Form 10-Q for the three-months ended March 31, 2003, and (ii) HiNT,which are contained elsewhere in this document.

			PLX	HiNT			
PLX TECHNOLOGY, INC. AND HiNT CORPORATION							
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS							
YEAR ENDED DECEMBER 31, 2002							
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)							
			YEAR ENDED	YEAR ENDED			
			DECEMBER 31,	JANUARY 31,	PRO FORMA		PRO FORMA
			2002	2003	ADJUSTMENTS		COMBINED
Net revenues			$ 34,810	$ 5,733	$ -		$ 40,543
Cost of revenues			10,852	1,699	-		12,551
Gross profit			23,958	4,034	-		27,992
Operating expenses:							
Research and development			14,256	1,878	42	A	16,176
Selling, marketing and administrative			12,433	998	43	A	13,474
Amortization of other intangibles			533	-	653	B	1,186
Total operating expenses			27,222	2,876	738		30,836
Income (loss) from operations			(3,264)	1,158	(738)		(2,844)
Interest income (expense) and other, net			1,004	106	-		1,110
Income (loss) before provision for income taxes			(2,260)	1,264	(738)		(1,734)
Provision (benefit) for income taxes			60	190	(261)	C	(11)
Net income (loss)			$ (2,320)	$ 1,074	$ (477)		$ (1,723)
Basic and diluted net loss per share			$ (0.10)				$ (0.07)
Shares used to compute basic and diluted per share amounts			22,785				25,782

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

PLX TECHNOLOGY, INC. AND HiNT CORPORATION
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2003

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	PLX THREE MONTH PERIOD ENDED MARCH 31, 2003	HiNT THREE MONTH PERIOD ENDED APRIL 30, 2003	PRO FORMA ADJUSTMENTS		PRO FORMA COMBINED
Net revenues	$ 8,503	$ 1,625	$ -		$ 10,128
Cost of revenues	2,515	393	-		2,908
Gross profit	5,988	1,232	-		7,220
Operating expenses:					
Research and development	3,713	575	12	A	4,300
Selling, marketing and administrative	3,058	334	13	A	3,405
Amortization of other intangibles	133	-	163	B	296
Total operating expenses	6,904	909	188		8,001
Income (loss) from operations	(916)	323	(188)		(781)
Interest income (expense) and other, net	108	7	-		115
Income (loss) before provision for income taxes	(808)	330	(188)		(666)
Provision (benefit) for income taxes	8	110	(65)	C	53
Net income (loss)	$ (816)	$ 220	$ (123)		$ (719)
Basic and diluted net loss per share	$ (0.04)				$ (0.03)
Shares used to compute basic and diluted per share amounts	21,135				24,132

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

PLX TECHNOLOGY, INC. AND HINT CORPORATION
UNAUDITED PRO FORMA COMBINED BALANCE SHEETS
MARCH 31, 2003

(IN THOUSANDS)

	PLX MARCH 31, 2003	HiNT APRIL 30, 2003	COMBINED PRO FORMA ADJUSTMENTS		PRO FORMA COMBINED
ASSETS					
Current assets:					
Cash and cash equivalents	$ 4,166	$ 2,371	$ (3,608)	D	$ 2,929
Short term investments	16,142	-	-		16,142
Accounts receivable, net	3,320	697	-		4,017
Inventories	847	545	-		1,392
Deferred tax assets	-	603	(603)	E	-
Income tax receivable	3,635	-	-		3,635
Other current assets	2,197	34	-		2,231
Total current assets	30,307	4,250	(4,211)		30,346
Property and equipment, net	31,749	222	(222)	F	31,749
Other assets	277	204	(72)	E	409
Long term investments	1,002	-	-		1,002
Goodwill	8,054	-	8,807	G	16,861
Other intangible assets	837	-	2,690	H	3,527
Total assets	$ 72,226	$ 4,676	$ 6,992		$ 83,894
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 1,949	$ 187	$ 801	I	$ 2,937
Accrued compensation and benefits	1,075	208	-		1,283
Deferred revenue	689	-	-		689
Accrued commissions	208	-	-		208
Deferred tax liability	-	-	815	J	815
Other accrued expenses	689	-	218	K	907
Total current liabilities	4,610	395	1,834		6,839
Deferred tax liability	-	-	261	J	261
Other liabilities	-	23	(23)	L	-
Total liabilities	4,610	418	2,072		7,100
Stockholders' equity:					
Convertible preferred stock	-	4,094	(4,094)	M	-
Common stock	21	-	3	N	24
Additional paid-in capital	74,977	1,378	8,782	O	85,137
Deferred compensation	(443)	-	(110)	P	(553)
Notes receivable from stockholders	(67)	-	-		(67)
Accumulated other comprehensive loss	33	-	-		33
Retained deficit	(6,905)	(1,214)	339	Q	(7,780)
Total stockholders' equity	67,616	4,258	4,920		76,794
Total liabilities and stockholders' equity	$ 72,226	$ 4,676	$ 6,992		$ 83,894

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

PLX TECHNOLOGY, INC. AND HiNT CORPORATION
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

The unaudited pro forma combined statements of operations for the three months ended March 31, 2003 and for the year ended December 31, 2002, assume the business combination took place as of the beginning of the periods presented.

The pro forma combined balance sheet assumes that the acquisition of HiNT Corporation. (HiNT) occurred on March 31, 2003.

On a combined basis, there were no material transactions between HiNT Corp. (HiNT) and PLX Technology, Inc. (PLX) during the periods presented. There are no material differences between the accounting policies of HiNT and PLX. The pro forma combined provision for income taxes may not represent the amounts that would have resulted had HiNT and PLX filed consolidated income tax returns during the periods presented.

NOTE 2. ACQUISITION ACCOUNTING

On May 22, 2003, PLX completed the acquisition of HiNT with a purchase price, including deferred compensation expense and assumed liabilities, of approximately $15.6 million. Had the acquisition occurred on April 30, 2003, the pro forma purchase price of HiNT is summarized below (in thousands):

Cash consideration..	$ 3,608
Fair value of common stock issued.................	9,595
Fair value of options and warrants assumed...	457
Assumed liabilities	1,023
Acquisition costs	391
Pro forma purchase price................................	$ 15,074

PLX accounted for the acquisition of HiNT using the purchase method of accounting. The allocation of PLX's $15.6 million purchase price to the net tangible assets and identifiable intangible assets acquired and liabilities assumed on May 22, 2003 was based on an independent appraisal and estimate of fair value. Had the acquisition occurred on April 30, 2003, the allocation of PLX's pro forma purchase price to net tangible assets and identifiable assets acquired and liabilities assumed is summarized below (in thousands):

Tangible assets	$ 3,778
Deferred tax liability	(1,076)
In-process technology......................................	875
Goodwill and other intangible assets:	
Goodwill..	8,807
Developed/Core Technology.........................	1,828
Customer Base..	862
	11,497
Pro forma net assets acquired	$ 15,074

The difference between the pro forma purchase price of $15.1 million as of April 30, 2003 and the preliminary purchase price of $15.6 million as of May 22, 2003 primarily relates to an increase in HiNT's liabilities during that period. The allocation of purchase price is subject to change pending completion of the final analysis of the total purchase price and fair value of the assets acquired and the liabilities assumed.

NOTE 3. PRO FORMA NET LOSS PER SHARE

Basic and diluted pro forma net loss per share for the periods presented was calculated based on the issuance of 2,996,589 shares of PLX's common stock in exchange for the capital stock of HiNT. The basic and diluted net loss per share for the pro forma combined periods ending March 31, 2003 and December 31, 2002 did not include common stock equivalents from the PLX and HiNT option plans because they were antidilutive.

NOTE 4. PRO FORMA ADJUSTMENTS

The following unaudited pro forma adjustments give effect to the combination of PLX and HiNT as if such transaction occurred as of December 31, 2002 and March 31, 2003.

(A) To record deferred compensation expense on unvested options assumed in connection with the acquisition of HiNT.

(B) To record amortization of other intangibles related to the acquisition of HiNT.

(C) To adjust the tax benefit for acquisition related costs related to HiNT and the combined entity.

(D) To record cash paid for the acquisition of HiNT.

(E) To eliminate HiNT's current and noncurrent deferred tax asset balances.

(F) To write down property and equipment to fair market value.

(G) To record goodwill resulting from the purchase price allocation of $7.7M and a deferred tax liability of $1.1M (see J below)

(H) To record developed/core technology of $1.8M and customer base of $0.9M in connection with the acquisition of HiNT.

(I) To record unaccrued PLX and HiNT acquisition costs of $0.4M and $0.4M, respectively, in connection with the acquisition transaction.

(J) To record deferred tax liability related to the identified intangible assets.

(K) To record a liability in connection with the vacating of a lease facility.

(L) To eliminate HiNT's deferred rent balance.

(M) To eliminate HiNT's convertible preferred stock.

(N) To record the par value of 2,996,589 shares of PLX to be issued in connection with the acquisition of HiNT.

(O) To record the additional paid in capital from the issuance of PLX shares and assumption of HiNT's options and warrants ($10.2M) offset by the elimination in HiNT's additional paid in capital balance ($1.4M).

(P) To record deferred compensation on the unvested options assumed by PLX in connection with the acquisition of HiNT.

(Q) To record (1) the elimination of HiNT's retained deficit balance of $1.2M, and (2) the in process research and development charge of $0.9M in connection with the acquisition of HiNT.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Reorganization dated May 6, 2003 by and among PLX Technology, Inc., HT Acquisition Sub, LLC, HiNT Corporation and Herbert Chang as Shareholders' Agent. (PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 27, 2003 AS EXHIBIT 2.1 TO THE REGISTRANT'S FORM 8-K AND INCORPORATED HEREIN BY REFERENCE)
23.1	Consent of Frank, Rimerman & Co. LLP, independent auditors

Pursuant to Item 601(b)(2) of Regulation S-K, the following exhibits and schedules to this Agreement and Plan of Merger have been omitted. Such exhibits and schedules will be submitted to the Securities and Exchange Commission upon request.

Exhibit/Schedule	**Name**
Exhibit A	Certain Definitions
Exhibit B	Escrow Agreement
Exhibit C	Financial Statements
Exhibit D	Proprietary Information and Inventions Agreement
Exhibit E	Shelf Registration Agreement
Exhibit F	Voting Agreement
Exhibit G	Opinion from Company Counsel
Exhibit H	Opinion from Acquiror's Counsel
	Company Disclosure Schedule
	Acquiror Schedules